Exhibit 99.1

Alpha Holdings Files Class Action and Books and Records Lawsuits Against OncoSec

Alleges OncoSec Board Breached Fiduciary Duty by Agreeing to China Grand Takeover Proposal at Depressed Price with No Effort to Explore Alternative Transactions or Financing Sources

Also Sues to Enforce Right to Inspect OncoSec’s Books and Records

Files Preliminary Proxy with SEC and Will Vote AGAINST China Grand Transaction

October 30, 2019 12:44 PM Eastern Daylight Time

SEONGNAM, South Korea--(BUSINESS WIRE)--Alpha Holdings, Inc. (KOSDAQ: 117670) (“Alpha Holdings”), the largest stockholder of OncoSec Medical Incorporated (NASDAQ: ONCS) (“OncoSec” or the “Company”), with an approximate 15.15% ownership stake, today announced that it has filed two lawsuits in the District Court of Clark County, Nevada, against OncoSec and its Board of Directors.

The first is a class action lawsuit filed by Alpha Holdings on behalf of all OncoSec stockholders, alleging that the OncoSec board members have breached their fiduciary duties by agreeing to a takeover proposal (the “Takeover Proposal”) with a wholly-owned subsidiary of China Grand Pharmaceuticals and Healthcare Holdings (“CGP”) and Sirtex Medical US Holdings, Inc. (“Sirtex”), an affiliate of CGP, and breached their duty of candor by failing to fully and fairly disclose all material information regarding the Takeover Proposal. The lawsuit seeks to enjoin the as-yet unscheduled meeting at which stockholders will vote on the Takeover Proposal, void the license agreement with China Grand that was agreed as part of the Takeover Proposal and order OncoSec to run a true and thorough sale process to maximize value for all stockholders. The second lawsuit asks the Court to enforce Alpha Holdings’ demand to inspect OncoSec’s books and records, which OncoSec has refused to honor even though it is legally required to do so.

Commenting on the lawsuits, Alpha Holdings stated: “The OncoSec board has agreed to a change of control transaction that we believe undervalues the Company and its future prospects, as evidenced by OncoSec’s own statements and the analysis of its financial advisor. The OncoSec Board has limited the Company’s ability to realize future upside and even agreed to a “no-talk” provision preventing OncoSec from engaging with alternative bidders prior to the closing of the transaction with CGP. We firmly believe that the China Grand takeover should be prevented and OncoSec should consider other financing arrangements that will preserve value for OncoSec’s current stockholders.”

As detailed in the Class Action Complaint, Alpha Holdings opposes the proposed transaction because it:

●	Gives CGP and its affiliate, Sirtex, 53% share ownership of OncoSec at a significantly depressed stock price;
●	Allows CGP and Sirtex to appoint 3 of 9 directors plus up to 2 additional directors if any OncoSec’s current directors cease to serve, potentially giving CGP and Sirtex a majority of board seats;
●	Limits OncoSec’s ability to consider acquisition proposals for OncoSec from third parties, thereby lowering the potential upside for current stockholders;
●	Creates preemption rights on future equity sales by OncoSec that may further dilute OncoSec’s current stockholders and hinder the ability to attract new capital in the future;
●	Fails to require that CGP actually develop or sell the products it seeks to license, thereby reducing their potential value to current OncoSec stockholders;
●	Establishes a 70% board approval requirement for certain business decisions that would significantly restrict the board’s ability to run OncoSec’s business for the benefit of all stockholders; and
●	Is supported by a so-called “fairness” opinion from a bank that will receive the majority of its fee, $1.2 million, only if the deal goes through.

The Books and Records Complaint alleges, among other things, that OncoSec has refused to provide Alpha Holdings with books and records that it is entitled to inspect, including a copy of the Company’s stock ledger and a list of OncoSec stockholders. In the complaint, Alpha Holdings states its belief that OncoSec refused its request in order to obtain an unfair advantage in the upcoming proxy contest over the China Grand Takeover Proposal by hiding from Alpha Holdings the identities of its fellow stockholders and other valuable information. Alpha Holdings is seeking an order mandating that OncoSec immediately provide the books and records that Alpha Holdings has requested and an order enjoining the Special Meeting until Alpha Holdings has had an opportunity to inspect the records and communicate with its fellow stockholders about the China Grand Takeover Proposal.

To view the Class Action Complaint, click here. To view the Books and Records Complaint, click here.

Alpha Holdings also announced that it has filed a preliminary proxy statement with the U.S. Securities and Exchange Commission, which details its reasons for opposing the transaction. Stockholders need take no action at this time.

About Alpha Holdings, Inc.

Alpha Holdings, Inc. is a top-ranked Korean company engaged in the design-development service and manufacturing of system semiconductors, biotechnologies and thermal compound materials. The company, formerly known as Alpha Chips Corp., is headquartered in Seongnam, South Korea and was founded in 2002. Alpha is listed on the KOSDAQ Market.

Forward-Looking Statements

All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results. Alpha Holdings disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Alpha Holdings has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

Additional Information and Where to Find It

STOCKHOLDERS OF ONCOSEC ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY ALPHA HOLDINGS AND ITS AFFILIATES FROM THE STOCKHOLDERS OF ONCOSEC IN CONNECTION WITH THE SPECIAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY RELATED TO THE SPECIAL MEETING WILL BE MAILED TO STOCKHOLDERS OF ONCOSEC AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Contacts

Investors
Bruce Goldfarb / Chuck Garske / Teresa Huang
Okapi Partners
+ 1 (212) 297-0720

Media
Renée Soto / Hugh Burns / Nicholas Leasure
Reevemark
+ 1 (212) 433-4600